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                              February 2, 2023

       Geoffrey Andersen
       Chief Executive Officer
       Opti-Harvest, Inc.
       1801 Century Park East, Suite 520
       Los Angeles, California 90067

                                                        Re: Opti-Harvest, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 13,
2023
                                                            File No. 333-267203

       Dear Geoffrey Andersen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors, page 14

   1. We note your response to prior comment 1. Please add a risk factor related to the enforcement action
by the Division of Enforcement of the SEC and the indictment filed by the Department
of Justice against Mr. Destler.
       Note 2. Significant Accounting Policies
       Revenue Recognition, page F-33

   2. In regard to your rental revenue, please revise to clarify general or material terms of the lease agreements,
including duration of the agreements, any minimum purchase
                                                        commitments, tabular
disclosure of the operating lease income and a maturity analysis of
 Geoffrey Andersen
Opti-Harvest, Inc.
February 2, 2023
Page 2
      the future lease payments to be received, as applicable. Refer to ASC 842-30-50.
Note 4. Rental Equipment, page F-37

3. Please describe or clarify the nature or type of rental equipment purchased.
        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameGeoffrey Andersen
                                                           Division of
Corporation Finance
Comapany NameOpti-Harvest, Inc.
                                                           Office of Technology
February 2, 2023 Page 2
cc:       Thomas E. Puzzo, Esq.
FirstName LastName